Exhibit 99.1

Yingli Green Energy to Hold Annual General Meeting on November 25, 2019

BAODING, China, October 21, 2019 - Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) (“Yingli Green Energy” or “the Company”), one of the world’s leading solar panel manufacturers, today announced that that it will hold its Annual General Meeting (“AGM”) at 12:00 PM Beijing Time on November 25, 2019. The AGM will be held at 3399 North Chaoyang Avenue, Baoding, China. Shareholders registered in the register of members at the close of business on November 22, 2019 are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JP Morgan Chase Bank, N.A.

The notice of AGM, the Proxy Card, the Proxy Statement and a copy of the Company’s 2018 Annual Report are available on the Investor Relations section of the Company’s website at www.yinglisolar.com.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited, known as “Yingli Solar,” is one of the world’s leading solar module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar PV module assembly. Yingli Green Energy is headquartered in Baoding, China and has distributed more than 22 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com